U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                       FORM 10-SB


                            General Form for Registration of Securities
                                     of Small Business Issuers
                                   Under Section 12(b) or (g) of
                                the Securities Exchange Act of 1934



                             DIVERSIFIED HOLDINGS INTERNATIONAL, INC.
                                   -----------------------------
                                  (Name of Small Business Issuer)




Delaware                                                      52-2051281
--------------------------                     -----------------------------
(State or Other Jurisdiction of                 I.R.S. Employer Identification
Incorporation or Organization)                              Number


             1201 4th Avenue South, Suite 312, Seattle, Washington 98134
          ------------------------------------------------------------
             (Address of Principal Executive Offices including Zip Code)


                                           206/224-4433
                                           _____________
                                    (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:      None


Securities to be Registered Under Section 12(g) of the Act:     Common Stock,
                                                              $.0001 Par Value
                                                              (Title of Class)

                                              PART I

ITEM 1.  BUSINESS.

           Diversified Holdings International, Inc. (the "Company"), was incorporated on August 8, 1997 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company has not commenced any operational activities.

           The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

           The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

           There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

           * the ability to use registered securities to make acquisition of assets or businesses;
           *        increased visibility;
           *        the facilitation of borrowing from financial institutions;
           *        improved trading efficiency;
           *        shareholder liquidity;
           *        greater ease in subsequently raising capital;
           *        compensation of key employees through stock options;
           *        enhanced corporate image;
           *        a presence in the United States capital market.

           A business entity, if any, which may be interested in a business combination with the Company may include the following:

           * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

             * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

           * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

           * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

           * a foreign company which may wish an initial entry into the United States securities market;

           * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

           * a company seeking one or more of the other perceived benefits of becoming a public company.

           A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target business of its own management and board of directors.

           No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

           The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has
successfully implemented its business plan described herein.   Accordingly,
each shareholder of the Company has executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. Each shareholder has deposited such shareholder's respective stock certificate with the Company's management, who will not release these respective certificates except in connection with or following the completion of a merger or acquisition.
             The Company's business is subject to numerous risk factors, including the following:

           NO OPERATING HISTORY OR REVENUE AND MINIMAL
ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

           SPECULATIVE NATURE OF THE COMPANY'S PROPOSED
OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.

           SCARCITY OF AND COMPETITION FOR BUSINESS
OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

           NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER
TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION.
The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

           CONTINUED MANAGEMENT CONTROL, LIMITED TIME
AVAILABILITY. While seeking a business combination, management anticipates devoting a limited amount of time to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

           CONFLICTS OF INTEREST-GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as officers, directors or partners, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE
OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS
OF INTEREST."

           REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE
ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

           LACK OF MARKET RESEARCH OR MARKETING
ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

           LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires.
The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

           REGULATION. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The
Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

           PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by it, and to resign as members of the Board of Directors and officers of the Company. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

           REDUCTION OF PERCENTAGE SHARE OWNERSHIP
FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present shareholders of the Company and would most likely result in a change in control or management of the Company.

           ASPECTS OF BLANK CHECK OFFERING. The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the target company.

           TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

           REQUIREMENT OF AUDITED FINANCIAL STATEMENTS.
Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

          In certain cases, audited financial statements may not be available at the time of the business combination. If that occurs, the Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto will include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2.  PLAN OF OPERATION

           The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, or affiliates have engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

           The Company anticipates seeking out a target business through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited.
Such persons will have no relationship to management.

           The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

           The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

             The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the
Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into
potential business opportunities.   Management anticipates that it will be
able to participate in only one potential business venture because the
Company has nominal assets and  limited financial resources.  See
"FINANCIAL STATEMENTS."   This lack of diversification should be
considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

           The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

           The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

           The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officers and directors of the Company have not conducted market research and are not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

           The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management expects to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with all certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

           Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has limited cash assets with which to pay such obligation.

           The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

ACQUISITION OF OPPORTUNITIES

        In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company.

        It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities.
The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

           While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

           With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition.
The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

           The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

           The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange
Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

           The Company's principal shareholder has agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

           The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's officers, directors, shareholders or their affiliates or associates serve as an officer or director or hold any ownership interest.
COMPETITION

           The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

           The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Alan Kwong, one of the Company's directors, at no cost to the Company. Mr. Kwong has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.

           The following table sets forth, as of August 1, 1997, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                         Amount of Beneficial       Percentage
of Owner                                 Ownership                   of Class
-----------------                        ----------                 -----------
William Wing Keung Tang                  2,175,000                  43%

Alan Kwong                               957,000                    19%
6839 Southeast Cougar
   Mountain Hgwy
Bellevue, Washington 98006

First Agate Capital Corporation          250,000                    5%
1504 R Street, N.W.
Washington, D.C. 20009

All Executive Officers and               3,132,000                  62%
Directors as a Group (2 Persons)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS.

           The Directors and Officers of the Company are as follows:

Name                                 Age            Positions and Offices Held

Alan Kwong                           37             President, Director

William Wing Keung Tang              39             Vice President, Secretary,
                                                    Director

           There are no agreements or understandings for any officer of director to resign at the request of another person and none of the above-named officers or directors are acting on behalf of or will act at the direction of any other person.

          Set forth below are the names of all directors and executive officers of the Company, all positions and offices with the Company held by each such person, the period during which he has served as such, and the business experience of such persons during at least the last five years:

           ALAN KWONG, 37, serves as President and a director of the Company. Mr. Kwong received his elementary and high school education in Hong Kong and obtained his Bachelor of Arts degree from the State University of New York in 1985 and his Masters of Arts degree in computer graphics from the New York Institute of Technology in 1987.
From 1987 to 1994, Mr. Kwong was the President of Pacific Star International Inc., a Seattle, Washington company engaged in project research and development in China. While President of Pacific Star, the company handled contract negotiations for various projects in China including the "Royal Plaza" aggregating US$125,000,000, a motorcycle factory in Shanghai, an automobile factory in Shenzhen, and various import and export transactions. From 1995 to the present, Mr. Kwong has been President of Global Pacific International, Inc., a Vancouver, British Columbia company engaged in real estate development in the Far East and elsewhere.

           WILLIAM WING KEUNG TANG, 39, serves as Vice President,
Secretary and a director of the Company. Mr. Tang was born in and is a resident of Hong Kong. In 1982, Mr. Tang graduated in Business Studies from the Hong Kong Business School. From 1991 to 1993, Mr. Tang served as General Manager for Winning Group, a watch manufacturer in Mainland China. Mr. Tang developed and monitored a chain of more than 120 outlets of Winning Group in throughout China. From 1993 to 1995,
Mr. Tang served as manager for licensing and merchandising of Warner
Bros. (F.E.) Licensing Inc., Hong Kong. From 1996 to present, Mr. Tang served as the Managing Director of Asian Finance and Investment Ltd. In 1991, Mr. Tang founded and has been the General Manager since 1991 of Bilities International, Hong Kong. Mr. Tang is experienced in international trading, business and manufacturing in China, the Far East and elsewhere.

CONFLICTS OF INTEREST

           Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in a business combination. The amount of any finder's will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to the management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

           None of the Company's officers, directors, promoters, or their affiliates or associates have had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination.

           The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

           Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or promoters or their affiliates or associates:

           (i)      Any lending by the Company to such persons;
           (ii) The issuance of any additional securities to such persons prior to a business combination;
           (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or
           (iv)     The payment of any finder's fees to such persons.

             These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval
of the Board of Directors.   Management does not intend to propose any
such action and does not anticipate that any such action will occur.

           There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

           Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

           None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company.

           No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

           No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

           In 1997, the Company issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash. If any of these sales were made within the United States or to United States citizens or residents, such sales were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

NAME                                  NUMBER OF
                                      TOTAL SHARES
-----------                           ---------------
Mark Alan Mannhalt                      50,000
Donald Tom Prechitt                     30,000
Fred Umayam                            100,000
Huang Waxu                              80,000
Pollysol Investments Ltd.              100,000
He Rong Hui                             20,000
Lee Shick Por                           20,000
C.L. Ng                                652,500
Kam Ping Lui                           130,500
Brenda Kayikong                        435,000
William Wing Keung Tang              2,175,000
Alan Kwong                             957,000
First Agate Capital Corporation        250,000


           The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's officers, directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy through their own initiative may be changed. The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell such shareholder's respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a blank check company. Each shareholder has placed the respective stock certificate with the Company which will not release the certificates until such time as a merger or acquisition has been successfully consummated.

ITEM 8.  DESCRIPTION OF SECURITIES.

           The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

           Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

           Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

           The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without
any further vote or action by the shareholders.   Any shares of preferred
stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

           The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The
Company has no present plans to issue any Preferred Stock.

DIVIDENDS

           The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors.
The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

GLOSSARY

"Blank Check" Company                 As defined in Section 7(b)(3) of the
                                      Securities Act, a "blank check"
                                      company is a development stage
                                      company that has no specific business
                                      plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing
                                      "penny stock" securities as defined in
                                      Rule 3a51-1 of the Exchange Act.

The Company                           Diversified Holdings International, Inc.
                                      the company whose common stock is
                                      the subject of this registration
                                      statement.

Exchange Act                          The Securities Exchange Act of 1934,
                                      as amended.

"Penny Stock"
    Security                          As defined in Rule 3a51-1 of the
                                      Exchange Act, a "penny stock" security
                                      is any equity security other than a
                                      security (i) that is a reported security
                                      (ii) that is issued by an investment
                                      company (iii) that is a put or call issued by the Option Clearing Corporation;
                                      (iv) that has a price of $5.00 or more
                                      (except for purposes of Rule 419 of the
                                      Securities Act); (v) that is registered on a national securities exchange; (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied; or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act                        The Securities Act of 1933, as
                                      amended.

Small Business Issuer                 As defined in Rule 12b-2 of the
                                      Exchange Act, a "Small Business
                                      Issuer" is an entity (i) which has
                                      revenues of less than $25,000,000 (ii)
                                      whose public float (the outstanding
                                      securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment
                                      Company and (v) if a majority-owned
                                      subsidiary, whose parent corporation is
                                      also a small business issuer.



                                              PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS.

           There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

           (a) MARKET PRICE. The Company's Common Stock is not quoted at the present time.

           The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

           The National Association of Securities Dealers, Inc. (the "NASD"), which administers the Nasdaq Stock Market, has recently implemented changes in the criteria for initial and continued eligibility for listing on the Nasdaq Stock Market. In order to qualify for listing on the Nasdaq
SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

           There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the Nasdaq SmallCap Market or a national or regional exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market.
In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

           (b)  HOLDERS.  There is one holder of the Company's Common
Stock.   In 1997, the Company issued 5,000,000 of its Common Shares to this person for cash at $.0001 per share for a total price of $500. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

           (c) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

           There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


           The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

           During the past three years, the Company has sold securities which were not registered as follows:

DATE        NAME                             NUMBER OF           CONSIDERATION
                                             SHARES
8/15/97        Mark Alan Mannhalt             50,000             $5.00
8/15/97        Donald Tom Prechitt            30,000              3.00
8/15/97        Fred Umayam                   100,000             10.00
8/15/97        Huang Waxu                     80,000              8.00
8/15/97        Pollysol
                 Investments Ltd.            100,000             10.00
8/15/97        He Rong Hui                    20,000              2.00
8/15/97        Lee Shick Por                  20,000              2.00
8/15/97        C.L. Ng                       652,500             65.25
8/15/97        Kam Ping Lui                  130,500             13.05
8/15/97        Brenda Kayikong               435,000             43.50
8/15/97        William Wing
                   Keung Tang              2,175,000            217.50
8/15/97        Alan Kwong                    957,000             95.70
8/15/97        First Agate Capital           250,000             25.00
                   Corporation

           As listed above, the Company issued shares of its Common Stock par value $.0001 per share to the individuals or entities for the consideration as listed in cash. If any of these sales were made within the United States or to United States citizens or residents, such sales were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

           All the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Section 145 of the General Corporation Law of the State of
Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The
Certificate of Incorporation and the by-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

           The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section
174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

                                             PART F/S

           FINANCIAL STATEMENTS.

           Attached are audited financial statements for the Company for the period ended April 29, 1997. The following financial statements are attached to this report and filed as a part thereof.

           1) Table of Contents - Financial Statements

           2) Report of Independent Certified Public Accountants

           3) Balance Sheet

           4) Stockholders' Equity
                                             PART III


ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT NUMBER               DESCRIPTION

(2)                          Articles of Incorporation and By-laws:

2.1*                         Restated Articles of Incorporation

2.                           By-laws

(10)(a)                      Consents - Experts:

10.1                         Consent of Accountants
            ____
*  to be filed by amendment.

                                   INDEX TO FINANCIAL STATEMENTS
                              DIVERSIFIED HOLDINGS INTERNATIONAL INC.
                                   (A Development Stage Company)
                                      FINANCIAL STATEMENTS


           Report of Independent Certified Public Accountants           F-2

           Financial Statements:

                     Assets                                              F-3


                          Stockholders' Equity                           F-3



                                          JOHN P. MACLEAN
                                    CERTIFIED PUBLIC ACCOUNTANT
                                        15701 Alameda Drive
                                       Bowie, Maryland 20716
                               301/249-4900        Fax  301/249-9296


                        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


DIVERSIFIED HOLDINGS INTERNATIONAL INC.

           I have audited the accompanying Balance Sheet of Diversified
Holdings International Inc. as of August 19. 1997. This financial statement is the responsibility of management. My responsibility is to express an opinion on this financial statement based on my audit.

           I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

           In my opinion, the financial statement referred to above presents fairly, in all materials respects, the financial position of Diversified
Holdings International Inc. as of August 19, 1997, in conformity with generally accepted accounting principles.


                                       /s/ John P. MacLean, CPA, CFP

August 19, 1997

                              DIVERSIFIED HOLDINGS INTERNATIONAL INC.
                                           Balance Sheet
                                          August 19, 1997


            ASSETS
                          Cash                           $500
           Total assets                                             $500

           Shareholder Equity
                Common Stock (5,000,000 shares
                           $.0001 par value              $500


            Total Equity                                           $1,000



                                       See Auditor's Report

                                            SIGNATURES


           In accordance with Section 12 of the Securities Exchange Act of
1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                    DIVERSIFIED HOLDINGS INTERNATIONAL INC.


                                              By: /s/ Alan Kwong
                                               Alan Kwong



Date:  August 29, 1997
